October 27, 2010

Ms. Tabatha Akins
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form Type CORRESP
Comment Letter for Form 10-K
File Number: 000-03338

Dear Ms. Akins,

Please note that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any other comments, please feel free to contact me at (908) 604-2500 ext 210.

Sincerely,

/s/ Michael C. James

Michael C. James
Chief Financial Officer